Exhibit 99.1

CooTek Announces Second Quarter 2020 Unaudited Results and Appointment of Chief Financial Officer

SHANGHAI, China, August 18, 2020 — CooTek (Cayman) Inc. (NYSE: CTK) (“CooTek” or the “Company”), a fast-growing global mobile internet company, today reported unaudited financial results for the second quarter ended June 30, 2020.

Second Quarter 2020 Highlights

•                      Net revenue was US$126.4 million, an increase of 236% from US$37.6 million during the same period last year.

•                      Gross profit was US$120.7 million, an increase of 259% from US$33.6 million during the same period last year.

•                      Gross profit margin was 95.5%, an increase of 6.1% year-over-year.

•                      Net income was US$3.1 million, compared with net loss US$14.1 million during the same period last year.

•                      Adjusted net income1 (Non-GAAP) was US$4.5 million, compared with adjusted net loss1 (Non-GAAP) of US$12.9 million during the same period last year.

•                      The Company’s portfolio products2 contributed approximately 99% of total revenues, with a focus on three main categories: online literature, scenario-based content apps, and casual games.

June 2020 Operational Highlights

•                      Average daily active users (“DAUs”) of the Company’s portfolio products2 were 23.9 million, a decrease of 13% from 27.6 million in June 2019. Average DAUs of the Company’s online literature were 8.1 million, increased significantly from 0.3 million in June 2019. The key product of the Company’s online literature app is Fengdu Novel (original name: Crazy Reading Novel). The average daily reading time3 of Fengdu Novel users exceeded 110 minutes in June 2020. Average DAUs of the Company’s scenario-based content apps were 13.3 million, a decrease of 51% from 27.3 million in June 2019. Average DAUs of the Company’s casual games were 2.5 million, a decrease of 4% from 2.6 million in March 2020.

•                      Monthly active users (“MAUs”) of the Company’s portfolio products were 83.5 million, an increase of 28% from 65.1 million in June 2019. MAUs of the Company’s online literature were 28.4 million, increased significantly from 1.6 million in June 2019. MAUs of the Company’s scenario-based content apps were 34.9 million, a decrease of 45% from 63.5 million in June 2019. MAUs of the Company’s casual games were 20.2 million, a decrease of 18% from 24.5 million in March 2020.

•                      Average DAUs of TouchPal Smart Input were 133.3 million, a decrease of 7% from 143.7 million in June 2019.

•                      MAUs of TouchPal Smart Input were 174.3 million, a decrease of 8% from 190.4 million in June 2019

•                      Average DAUs of the Company’s global products4 were 157.2 million, a decrease of 8% from 171.3 million in June 2019.

•                      MAUs of the Company’s global products were 257.8 million, an increase of 1% from 255.5 million in June 2019.

“I am pleased to report a strong second quarter with revenue of US$126 million compared to US$37.6 million a year ago, and a return to profitability with non-GAAP income of US$4.5 million,” commented Mr. Karl Zhang, CooTek’s Co-Founder and Chairman. “We reached a major milestone in the execution of our strategic transition to content-rich apps and content ecosystem. Ninety-nine percent of our revenue was generated from our content-rich portfolio apps and our core content app, Fengdu Novel, ranked 3rd in terms of MAUs in free online literature market according to Quest Mobile, a professional business intelligence services provider in China’s mobile internet market. These results demonstrate the soundness of our content strategic transition and our execution capabilities.”

	Portfolio Products
	Online literature		Scenario-based content apps		Casual Games		All Portfolio Products		TouchPal Smart Input
(in millions)	DAUs	MAUs	DAUs	MAUs	DAUs	MAUs	DAUs	MAUs	DAUs	MAUs
Jun’ 18	—	—	7.3	22.2	—	—	7.3	22.2	125.4	171.7
Sep’ 18	—	—	11.0	33.7	—	—	11.0	33.7	132.9	180.0
Dec’ 18	—	—	16.9	46.1	—	—	16.9	46.1	140.8	190.5
Mar’ 19	0.3	0.9	22.8	58.9	—	—	23.1	59.8	145.9	192.3
Jun’ 19	0.3	1.6	27.3	63.5	—	—	27.6	65.1	143.7	190.4
Sep’ 19	2.0	11.0	21.6	53.8	0.3	2.7	23.9	67.5	140.8	185.1
Dec’ 19	4.8	19.3	18.6	44.9	1.3	10.4	24.7	74.6	137.6	182.8
Mar’ 20	7.3	29.1	15.3	35.6	2.6	24.5	25.2	89.2	136.5	178.8
Jun’ 20	8.1	28.4	13.3	34.9	2.5	20.2	23.9	83.5	133.3	174.3

1  “Adjusted net income (loss)” (Non-GAAP) is a non-GAAP measure, which is defined as net income (loss) excluding share-based compensation. For further information, please see “Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” at the bottom of this release.

2  “portfolio products” is to the mobile applications that we develop and provide to our users and business partners, which exclude TouchPal Smart Input and TouchPal Phonebook.

3  “average daily reading time” for any day is calculated by dividing (i) the sum of time spent on reading books on our Fengdu Novel for such day, by (ii) the number of Fengdu Novel users who spent time on reading books for such day. The average daily reading time for any month is calculated by dividing (i) the sum of average daily reading time for each day in such month, by (ii) the number of days in such month.

4  “global products” is to the mobile applications that we develop and provide to our users and business partners, which excludes TouchPal Phonebook. TouchPal Phonebook targets the Chinese domestic market and is different from TouchPal Smart Input and portfolio products that are designed for the global market (including China).

Second Quarter 2020 Financial Results

Net Revenues

(in US$ thousands, except percentage)	2Q 2020	1Q 2020	2Q 2019	QoQ % Change	YoY % Change

Mobile Advertising Revenue	125,774	106,423	36,651	18%	243%
Other Revenue	622	590	942	5%	(34)%
Total Net Revenues	126,396	107,013	37,593	18%	236%

Net revenues were US$126.4 million, an increase of 236% from US$37.6 million during the second quarter of 2019 and an increase of 18% from US$107.0 million in the last quarter. The increase was primarily due to an increase in mobile advertising revenue.

Mobile advertising revenue was US$125.8 million, an increase of 243% from US$36.7 million during the second quarter of 2019 and an increase of 18% from US$106.4 million last quarter.

Portfolio products accounted for approximately 99% of total net revenues. Our portfolio products focus on three categories: online literature, scenario-based content apps and casual games. Online literature and scenario-based content apps accounted for approximately 54%, and casual games accounted for approximately 45% of total net revenue.

Cost and Operating Expenses

	2Q 2020		1Q 2020		2Q 2019		QoQ %	YoY %
(in US$ thousands, except percentage)	US$	% of revenue	US$	% of revenue	US$	% of revenue	Change	change

Cost of revenues	5,691	5%	4,582	4%	3,982	11%	24%	43%
Sales and marketing	105,999	84%	102,436	96%	32,693	87%	3%	224%
Research and development	8,103	6%	6,847	6%	7,649	20%	18%	6%
General and administrative	4,136	3%	3,301	3%	7,773	21%	25%	(47)%
Other operating income, net	(446)	(0)%	(390)	(0)%	(103)	(0)%	14%	333%
Total Cost and Expenses	123,483	98%	116,776	109%	51,994	139%	6%	137%

Share-based compensation expenses by function
Cost of revenues	71	0.1%	53	0.0%	23	0.1%	34%	209%
Sales and marketing	61	0.0%	48	0.0%	61	0.2%	27%	0%
Research and development	862	0.7%	481	0.4%	946	2.5%	79%	(9)%
General and administrative	430	0.3%	359	0.3%	158	0.4%	20%	172%
Total share-based compensation expenses	1,424	1.1%	941	0.9%	1,188	3.2%	51%	20%

Cost of revenues was US$5.7 million, an increase of 43% from US$4.0 million during the same period last year, and an increase of 24% from US$4.6 million last quarter. The sequential and year-over-year increase was mainly due to an increase in content costs paid to freelancers and third-party content distributors.

Gross profit was US$120.7 million, an increase of 259% from US$33.6 million during the same period last year, and an increase of 18% from US$102.4 million last quarter. Gross profit margin was 95.5%, compared with 89.4% in the same period last year and 95.7% last quarter.

Sales and marketing expenses were US$106.0 million, an increase of 224% from US$32.7 million during the same period last year, and an increase of 3% from US$102.4 million last quarter. As a percentage of total revenue, sales and marketing expenses accounted for 84%, compared with 87% during the same period last year, and 96% last quarter. The sequential and year-over-year increases in sales and marketing expenses was primarily due to increased investment in user acquisition.

Research and development expenses were US$8.1 million, an increase of 6% from US$7.6 million during the same period last year and an increase of 18% from US$6.8 million last quarter. The sequential increase was primarily due to an increase in costs associated with technology R&D staff and share-based compensation expenses. As a percentage of total net revenue, research and development expenses accounted for 6%, compared with 20% during the same period last year and 6% last quarter.

General and administrative expenses were US$4.1 million, a decrease of 47% from US$7.8 million during the same period last year and an increase of 25% from US$3.3 million last quarter. The year-over-year decrease was mainly due to the decline of accrued provision for bad debts. The sequential increase was mainly due to general and administrative payroll and professional services and administrative expenses. As a percentage of total net revenue, general and administrative expenses accounted for 3%, compared with 21% during the same period last year and 3% last quarter.

Other operating income, net was US$0.4 million, compared with other operating income, net US$0.1 million during the same period last year and other operating income, net US$0.4 million last quarter.

Net income was US$3.1 million, compared with net loss of US$14.1 million during the same period last year and a net loss of US$9.7 million last quarter.

Adjusted net income was US$4.5 million, compared with adjusted net loss of US$12.9 million in the same period last year and adjusted net loss of US$8.8 million last quarter.

In US$ thousands, except percentage	2Q 2020	1Q 2020	2Q 2019	QoQ % Change	YoY % change

Net income (loss)	3,119	(9,738)	(14,126)	(132)%	(122)%
Add: Share-based Compensation related to share options and restricted share units	1,424	941	1,188	51%	20%
Adjusted Net Income (Loss) (Non-GAAP)	4,543	(8,797)	(12,938)	(152)%	(135)%

Basic and diluted net income per ADS were US$0.05 and US$0.05, and basic and diluted adjusted net income (Non-GAAP) per ADS were US$0.07 and US$0.07.

Balance Sheet and Cash Flows

As of June 30, 2020, cash, cash equivalents and restricted cash were US$64.9 million, compared with US$70.0 million as of March 31, 2020.

Net cash inflow from operating activities during the second quarter of 2020 was US$5.4 million, compared with net cash outflow from operating activities of US$8.9 million for the same period in 2019 and net cash inflow from operating activities of US$15.0 million during the last quarter. Cash inflow from operating activities during the second quarter of 2020 was mainly due to the income from operations.

Share Repurchase Plan

On November 20, 2019, the Company announced a share repurchase program (the “2019 Program”) whereby the Company is authorized to repurchase its class A ordinary shares in the form of American depository shares (“ADSs”) with an aggregate value of up to US$6 million during the 6-month period starting from November 20, 2019. The 2019 Program was terminated on May 18, 2020. The Company had used an aggregate of US$5.9 million to repurchase 1.0 million ADSs under the 2019 Program and recorded as treasury stock as of June 30, 2020.

On May 18, 2020, the Company announced a new share repurchase program (the “2020 Program”) on the same day. In the new share repurchase program, the Company is authorized to repurchase its class A ordinary shares in the form of ADSs with an aggregate value of up to US$20 million during the 12-month period starting from May 18, 2020. The Company expects to fund the repurchases under this program with its existing cash balance. As of June 30, 2020, the Company had used an aggregate of US$1.0 million to repurchase 0.2 million ADSs under the 2020 Program and recorded as treasury stock.

Effects of COVID-19

The outbreak of COVID-19 could cause the Company’s advertising and marketing customers to reduce their advertising budgets because these customers experienced various degrees of temporary shutdowns in the second quarter of 2020. In addition, the extent of the disruption and the related impact on the Company’s financial results and business outlook depends on the future developments of the global pandemic.

As of June 30, 2020, CooTek had US$64.9 million in cash, cash equivalents, and restricted cash. Cash and cash equivalents primarily consist of cash on hand, demand deposits and short-term floating rate financial instruments which can be freely withdrawn or used and have original maturities of three months or less when purchased. Restricted cash consists of bank deposits used to guarantee payment processing services provided by banks. The Company believes this level of liquidity is sufficient to navigate an extended period of uncertainty.

Appointment of Chief Financial Officer

The Company also announced the appointment of Mr. Robert Cui as its Chief Financial Officer, effective August 24, 2020.

Prior to joining CooTek, Mr. Cui worked in the Hong Kong office of Investment Banking Asia Pacific of BNP Paribas from 2014 to 2020 with his last position held as a director. Before that, Mr. Cui worked in the Hong Kong office of the Investment Banking Division of Bank of China International, in the Hong Kong office of the Investment Banking Division of Daiwa Capital Markets and in the Paris office of HSBC Global Investment Banking from 2007 to 2014. Mr. Cui received his bachelor’s degree of arts in French studies from Shanghai International Studies University in 2004 and master’s degree of science in management (Diplôme Grande École) from HEC Paris in 2007. Mr. Cui speaks fluent English, French and Mandarin.

Mr. Karl Zhang, CooTek’s Co-Founder and Chairman, commented, “We are very pleased to welcome Robert to our senior management team. He brings with him extensive finance and capital markets experience. I look forward to working closely with him and have no doubt that he will be a substantial contributor to the future of our business.”

Business Outlook

For the third quarter of 2020, CooTek expects total revenue to be around US$112 million, representing a year-over-year increase of around 258%. For the fiscal year of 2020, CooTek expects total revenue to be around US$500 million, representing a year-over-year increase of around 181%. This outlook is based on information available as of the date of this press release and reflects the Company’s current and preliminary expectations, which are subject to change in light of various uncertainties, including those related to the ongoing COVID-19 pandemic.

Conference Call and Webcast

CooTek’s management team will host a conference call at 8:00 AM U.S. Eastern Time on Tuesday, August 18, 2020 (8:00 PM Beijing Time on the same day), following the results announcement.

The dial-in details for the live conference call are:

United States: 1-888-346-8982

Hong Kong: 800-905-945

Mainland China: 4001-201-203

International: 1-412-902-4272

Please dial in 15 minutes before the call is scheduled to begin. When prompted, ask to be connected to the CooTek (Cayman) Inc. call.

A live webcast and archive of the conference call will be available on the Investor Relations section of CooTek’s website at https://ir.cootek.com/.

About CooTek (Cayman) Inc.

CooTek is a fast-growing mobile internet company with a global vision, offering mobile applications. Our mission is to empower everyone to enjoy relevant content seamlessly. The Company’s user-centric and data-driven approach has enabled it to release appealing products to capture mobile internet users’ ever-evolving content needs and helps it rapidly attract targeted users. CooTek has developed and brought to market content-rich mobile applications, focusing on three categories: online literature, scenario-based content apps and casual games.

Non-GAAP Financial Measure

To supplement the unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”), the Company uses non-GAAP financial measure of adjusted net (loss) income that is adjusted from results based on GAAP to exclude the impact of share-based compensation, and Adjusted EBITDA that is net (loss) income excluding interest income and expense, income taxes, depreciation and amortization, and share-based compensation. The measure should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

The Company believes that the non-GAAP measure help identify underlying financial and business trends relating to the Company’s results of operations that could otherwise be distorted by the effect of certain expenses that the Company include in (loss) income from operations and net (loss) income. By making the Company’s financial results comparable period over period, the Company believes adjusted net (loss) income and Adjusted EBITDA provides useful information to better understand the Company’s historical business operations and future prospects and allows for greater visibility with respect to key metrics used by the management in financial and operational decision-making. In order to mitigate these limitations, the Company has provided specific information regarding the GAAP amounts excluded from the non-GAAP measure. The table at the bottom of this press release includes details on the reconciliation between GAAP financial measure that is most directly comparable to the non-GAAP financial measure the Company has presented.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. CooTek may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about CooTek’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: CooTek’s mission and strategies; future business development, financial conditions and results of operations; the expected growth of the mobile internet industry and mobile advertising industry; the expected growth of mobile advertising; expectations regarding demand for and market acceptance of our products and services; competition in mobile application and advertising industry; relevant government policies and regulations relating to the industry and the development and impacts of COVID-19. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and CooTek does not undertake any obligation to update such information, except as required under applicable law.

For investor enquiries, please contact:

CooTek (Cayman) Inc.

Mr. Jacky Lin

Email: IR@cootek.com

Christensen
In China
Mr. Rene Vanguestaine
+86-10-5900-1548
rvanguestaine@ChristensenIR.com

In US
Ms. Linda Bergkamp
+1-480-614-3004
lbergkamp@christensenir.com

CooTek (Cayman) INC.

Unaudited Condensed Consolidated Statement of Operations

(in thousands, except for share and per share data)

	Three Months Ended			Six Months Ended June 30,
	June 30,	March 31,	June 30,
	2019	2020	2020	2019	2020
	US$	US$	US$	US$	US$

Net revenues	37,593	107,013	126,396	77,630	233,409
Cost of revenues	(3,982)	(4,582)	(5,691)	(7,523)	(10,273)
Gross Profit	33,611	102,431	120,705	70,107	223,136
Operating expenses:
Sales and marketing expenses	(32,693)	(102,436)	(105,999)	(60,071)	(208,435)
Research and development expenses	(7,649)	(6,847)	(8,103)	(14,265)	(14,950)
General and administrative expenses	(7,773)	(3,301)	(4,136)	(10,117)	(7,437)
Other operating income, net	103	390	446	171	836
Total operating expenses	(48,012)	(112,194)	(117,792)	(84,282)	(229,986)
(Loss) income from operations	(14,401)	(9,763)	2,913	(14,175)	(6,850)
Interest income, net	229	23	211	591	234
Foreign exchange gain (loss)	48	2	(2)	(368)	—
(Loss) income before income taxes	(14,124)	(9,738)	3,122	(13,952)	(6,616)
Income tax expense	(2)	—	(3)	(2)	(3)
Net (loss) income	(14,126)	(9,738)	3,119	(13,954)	(6,619)
Net (loss) income per ordinary share
Basic	(0.004)	(0.003)	0.001	(0.004)	(0.002)
Diluted	(0.004)	(0.003)	0.001	(0.004)	(0.002)
Weighted average shares used in calculating net (loss) income per ordinary share
Basic	3,163,372,938	3,104,677,914	3,084,894,043	3,171,199,334	3,094,780,922
Diluted	3,163,372,938	3,104,677,914	3,222,716,303	3,171,199,334	3,094,780,922
Non-GAAP Financial Data
Adjusted Net (Loss) income	(12,938)	(8,797)	4,543	(11,623)	(4,254)
Adjusted EBITDA	(12,547)	(8,068)	5,123	(11,125)	(2,945)

Unaudited Condensed Consolidated Balance Sheets

(in thousands, except for share and per share data)

	As of
	March 31, 2020	June 30, 2020
	US$	US$

ASSETS
Current assets:
Cash and cash equivalents	69,966	64,861
Restricted cash	60	60
Short-term investment	571	13,550
Accounts receivable, net of allowance for doubtful accounts of $1,931 as of March 31, 2020 and $2,262 as of June 30, 2020, respectively	36,537	34,043
Prepaid expenses and other current assets	8,191	9,900
Total current assets	115,325	122,414
Long-term investments	—	141
Property and equipment, net	5,573	5,544
Intangible assets, net	308	352
Other non-current assets	304	787
TOTAL ASSETS	121,510	129,238
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	66,441	64,408
Short-term bank borrowings	8,923	14,686
Accrued salary and benefits	3,549	6,618
Accrued expenses and other current liabilities	7,146	8,433
Deferred revenue	8,410	6,160
Total current liabilities	94,469	100,305
Other non-current liabilities	562	562
TOTAL LIABILITIES	95,031	100,867

Unaudited Condensed Consolidated Balance Sheets (continued):

(in thousands, except for share and per share data)

	As of
	March 31, 2020	June 30, 2020
	US$	US$

Shareholders’ Equity:
Ordinary shares	31	31
Treasury Stock	(5,081)	(6,935)
Additional paid-in capital	196,076	196,750
Accumulated deficit	(163,336)	(160,217)
Accumulated other comprehensive loss	(1,211)	(1,258)
Total Shareholders’ Equity	26,479	28,371
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	121,510	129,238

Unaudited Condensed Consolidated Statement of Cash Flows

(in thousands, except for share and per share data)

	Three Months Ended			Six Months Ended June 30,
	June 30,	March 31,	June 30,
	2019	2020	2020	2019	2020
	US$	US$	US$	US$	US$

Net cash (used in) provided by operating activities	(8,876)	14,960	5,402	(12,210)	20,362
Net cash used in investing activities	(2,798)	(769)	(13,859)	(3,322)	(14,628)
Net cash (used in) provided by financing activities	(2,678)	(3,854)	3,100	(6,727)	(754)
Net (decrease) increase in cash and cash equivalents	(14,352)	10,337	(5,357)	(22,259)	4,980
Cash, cash equivalents, and restricted cash at beginning of period	77,283	59,966	70,026	84,860	59,966
Effect of exchange rate changes on cash and cash equivalents	(157)	(277)	252	173	(25)
Cash, cash equivalents, and restricted cash at end of period	62,774	70,026	64,921	62,774	64,921

Reconciliations of GAAP and Non-GAAP Results

(in thousands, except for share and per share data)

	Three Months Ended			Six Months Ended June 30,
	June 30,	March 31,	June 30,
	2019	2020	2020	2019	2020
	US$	US$	US$	US$	US$

Net (loss) income	(14,126)	(9,738)	3,119	(13,954)	(6,619)
Add:
Share-based compensation related to share options and restricted share units	1,188	941	1,424	2,331	2,365
Adjusted Net (Loss) Income (Non-GAAP)*	(12,938)	(8,797)	4,543	(11,623)	(4,254)
Add:
Interest income, net	(229)	(23)	(211)	(591)	(234)
Income taxes	2	—	3	2	3
Depreciation and amortization	618	752	788	1,087	1,540
Adjusted EBITDA (Non-GAAP)*	(12,547)	(8,068)	5,123	(11,125)	(2,945)

* The tax impact to the non-GAAP adjustments is zero.